September 10, 2010

Ms. Jessica Barberich
Assistance Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:  Realmark Property Investors Limited Partnership - V

Dear Ms. Barberich:

This letter is to summarize our telephone conversation of September 9, 2010 with you, Eric McPhee and Daniel Gordon in response to our on-going discussions regarding the Realmark Property Investors Limited Partnership - V (the Partnership) filing of Form 10-K for the year ended December 31, 2009.  The discussion related to the Partnership reporting its remaining property as held for sale and not depreciating the property for financial statement reporting purposes in accordance with accounting principles generally accepted in the United States of America.

As we have previously stated, in accordance with ASC 360-10-45-9 (FASB Statement No. 144, Paragraph 30), the recognition of a long-lived asset to be sold shall be classified as held for sale in the period in which certain criteria are met.  We believe that the Partnership has met and continues to meet the criteria by, among other things, having the authority to approve the action and committing to a plan to sell the property.  The property, Commercial Park West (CPW), is available for immediate sale and we have attempted to find a purchaser in many capacities, both in publications, written and on-line and mass mailings.  The property has also been marketed to local and national brokerage companies.

The remaining property continues to be actively marketed for sale as we have received and continue to receive offers from unrelated third parties.  We have received numerous offers over the period the property has been held for sale; however, the “credit crunch” of the last several years has resulted in the deals not being completed due to the fact that the buyers were unable to obtain permanent mortgage financing.  Due to the settlement of the Partnership’s litigation, the Partnership is unable to hold a mortgage (seller financing) to assist in the sale of the remaining property.  This inability to hold seller financing has been a major impediment to the ability to close on a potential sale.  We believe that the inability to sell the property currently is not based on an inappropriate (non market) sale price, but rather financing issues related to the inability of the purchaser to obtain adequate financing.  Lending institutions are simply unwilling to provide financing, especially for real estate in distressed markets in the United States.  We agree that the period of time that the property has been held for sale has been longer than we or the courts thought would take to sell the property; however, the property is still for sale as determined by management.

Ms. Jessica Barberich
September 10, 2010

Based on this information it appears that the financial statements were and continue to be prepared in accordance with accounting principles generally accepted in the United States of America.  Even though depreciation expense on the property has not been recorded for financial statement reporting purposes, the financial statements have not been misleading to investors as the depreciation expense not recorded has been properly disclosed in the financial statements and in the management’s discussion and analysis section of the Form 10-K.  To require a restatement of the financial statements and the Form 10-K at this time would be detrimental to the investors (limited partners) as the cost to perform these restatements would reduce any amount that may be available for distribution to the investor upon a final sale of the property.  Additionally, the investors have received the benefit of depreciation expense on the property for tax purposes.  Accordingly, the investors have not been harmed in any way through the fact that the property has been reported as held for sale.

If the SEC insists on the Partnership changing its reporting of the property, we would request that the change be made prospectively, with the third quarter 2010 filing of Form 10Q.

With all due respect, we are of the opinion that it is not necessary to restate the financial statements at this time and that the property should continue to be held for sale in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Realmark Property Investors
     Limited Partnership - V

/s/ Joseph M. Jayson
Joseph M. Jayson
Individual General Partner